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                              TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                              BANK OF AMERICA PLAZA
                     600 PEACHTREE STREET, N.E. - SUITE 5200
                           ATLANTA, GEORGIA 30308-2216
                             www.troutmansanders.com
                             TELEPHONE: 404-885-3000
                             FACSIMILE: 404-885-3900

Thomas O. Powell                                       Direct Dial:404-885-3294
thomas.powell@troutmansanders.com                      Direct Fax: 404-962-6658
                                 April 20, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attention:  William Friar
            Senior Financial Analyst

         Re:      Northside Bancshares, Inc.
                  Form SB-2 filed March 17, 2005
                  File No. 333-123386

Dear Mr. Friar:

         Northside Bancshares, Inc. ("Northside") has filed today via EDGAR Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement. The enclosed Amendment No. 1 has been marked to clearly show the changes made to the registration statement, filed on March 17, 2005.

         Northside and its counsel have reviewed the Staff's comments delivered by letter dated as of April 5, 2005. The form of our response below is to restate the comment in its entirety, with our responses immediately following. We have not changed the page references in the comment, even though the revisions described in our reply may result in changes to the pages of the prospectus referenced in the comment. However, all page references in the responses below refer to the pages in the marked version of the registration statement enclosed herewith. The terms "we," "us," "our" and the like in the following responses refer to Northside.

General

         1.        Please provide copies of marketing material.

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        WE HAVE SUPPLEMENTALLY PROVIDED TO THE STAFF THE FOLLOWING MATERIALS
        WHICH HAVE BEEN DISTRIBUTED TO POTENTIAL INVESTORS: (i) A NEWSLETTER OF NORTHSIDE BANK (IN ORGANIZATION); (ii) AN INDICATION OF INTEREST AND
        (III) A COVER LETTER TO POTENTIAL INVESTORS. IN EACH CASE, DELIVERY OF THESE MATERIALS WAS MADE CONCURRENT WITH DELIVERY OF A PRELIMINARY PROSPECTUS.

Summary - page 1

         2. Please add a section entitled "Benefits of the Offering to Organizers and Management" disclosing and quantifying the stock option plan, warrants, employment and change in control agreements and any other benefits the organizers and management will receive. Disclose how the stock option plan will impact compensation expenses and dilute the ownership interests of purchasers in this offering.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE ADDED THE REQUESTED SECTION. PLEASE SEE PAGE 3.

Dividends - page 6

         3. If you anticipate losses in your first year or years, please note.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE REVISED OUR DISCUSSION REGARDING DIVIDENDS TO CLARIFY THAT WE ANTICIPATE LOSSES IN OUR FIRST
         FEW YEARS OF OPERATION. PLEASE SEE PAGES 7 AND 22.

Philosophy and Strategy - page 27

         4. Clarify the uncertainty involved in achieving the results you intend.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE MADE THE REQUESTED REVISION. PLEASE SEE PAGE 30.

Lending Services - page 28

         5. We note you anticipate a loan portfolio consisting of 15% residential real estate loans and the remaining 85% of your loans to carry greater risk. Clarify that the loan portfolio you project contains more risk than a portfolio emphasizing residential real estate loans.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE MADE THE REQUESTED REVISION. PLEASE SEE PAGE 30.

Credit Risks - page 29

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        6.        Clarify how "new job creation trends" are a risk to loan
                  repayments.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE REVISED THE ABOVE-REFERENCED LANGUAGE TO "EMPLOYMENT RATE TRENDS" TO CLARIFY THE RISK TO LOAN REPAYMENTS. PLEASE SEE PAGES 32 AND 33.

         7. Disclose the risks of all your loan types, including residential real estate, commercial and consumer loans.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE MADE THE REQUESTED
        REVISIONS.
        PLEASE SEE PAGES 32 AND 33.

         8. Expand the disclosure of the risks associated with construction loans.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE EXPANDED OUR DISCUSSION OF THE RISKS ASSOCIATED WITH CONSTRUCTION LOANS. PLEASE SEE PAGE 32.

Financial Statements

         9. Please revise the notes to the financial statements to disclose the fiscal reporting period the company has elected, clarifying the basis for audited financial statements as of January 31, 2005.

        WE HAVE REVISED THE NOTES TO THE FINANCIAL STATEMENTS TO CLARIFY THAT WE WILL HAVE A FISCAL YEAR END OF DECEMBER 31. HOWEVER, AS STATED IN THE NOTES TO THE FINANCIAL STATEMENTS, THE FINANCIAL STATEMENTS INCLUDED IN THE PROSPECTUS WERE PREPARED AS OF JANUARY 31, 2005 BECAUSE THE COMPANY WAS INCORPORATED IN JANUARY 2005 AND JANUARY 31, 2005 WAS THE LATEST PRACTICABLE DATE FOR THE FINANCIAL STATEMENTS TO BE INCLUDED IN THE PROSPECTUS. PLEASE SEE PAGE F-7.

Note 5. Commitments and Related Party Transactions - page F-9

         10. Please revise here and in the front of the document as applicable to disclose the value that will be ascribed to the 95,000 shares that will be issued to a related party for land. Clarify how you considered the requirements of APB 29. Disclose whether or not an appraisal was obtained for the land, which would appear to have a more readily determinable market value than your previously unissued shares. If an appraisal was not obtained, disclose why. Also, disclose the assumptions used by the Company in its analysis and resulting determination that this transaction is fair to all parties.

        IN RESPONSE TO THE STAFF'S COMMENT, WE HAVE REVISED THE DISCUSSION REGARDING THIS RELATED PARTY TRANSACTION TO INDICATE THAT THE VALUE ASCRIBED TO THE 95,000 SHARES THAT WILL BE ISSUED TO A RELATED PARTY
        FOR LAND HAS BEEN DETERMINED BASED ON TWO APPRAISALS RECEIVED BY THE BOARD OF DIRECTORS AND ADDITIONAL ANALYSIS PERFORMED BY
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         THE COMPANY. IN ADDITION WE HAVE ALSO CLARIFIED THAT THIS TRANSACTION,
         WHEN COMPLETED, WILL BE ACCOUNTED FOR UNDER THE REQUIREMENTS OF APB 29. PLEASE SEE PAGES 47 AND F-9.

         We would appreciate your prompt review of Amendment No. 1. Should the Staff have any additional comments with respect to the attached materials, please contact the undersigned at (404) 885-3294, David Ghegan at (404) 885-3139 or Patrick Macken at (404) 885-3136.

                                                     Very truly yours,

                                                     TROUTMAN SANDERS LLP

                                                     /s/ Thomas O. Powell
Attachments

cc:      Gregory F. Patton
         Barry J. Adcock
         David Wood